FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2005
Commission File Number 1-11130
ALCATEL
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris — France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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SIGNATURE
Alcatel reports third quarter 2005 results: growth strategy pays off
Third quarter 2005 results (historical results restated)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: October 27, 2005	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release
Alcatel reports third quarter 2005 results: growth strategy pays off
Paris, October 27, 2005 — Third quarter highlights:
•	Revenues up 8.8% yoy at Euro 3,289 million (9.4% at constant Euro/USD exchange rate)

•	Operating profit at Euro 278 million, an 8.5% operating margin

•	Net income (group share) at Euro 266 million, EPS at Euro 0.19, including Euro 0.07 of net one-time capital gains

•	Net cash position at Euro 441 million
Alcatel’s Board of Directors (Paris: CGEP.PA and NYSE: ALA) reviewed and approved consolidated financial statements as of September 30, 2005. Consolidated revenues in the third quarter amounted to Euro 3,289 million, an increase of 8.8% over the same period last year at a current Euro/USD exchange rate (an increase of 9.4% at a constant Euro/USD exchange rate). The gross margin was registered at 34.6%, and included a 0.3 point negative impact from bid hedging, while operating profit amounted to Euro 278 million, representing an 8.5% operating margin. Net income (group share) amounted to Euro 266 million, or a diluted EPS of Euro 0.19 (USD 0.23 per ADS) and included a net one-time capital gain of Euro 0.07 EPS impact related to the transaction of consolidated activities linked to the Space business.
Net cash amounted to Euro 441 million, stable compared to the second quarter 2005. Net Income and cash proceeds from the transaction regarding the space activity financed the restructuring outflows and operating working capital needs.
Note: All historical results are restated for optical fiber, mobile handsets, and power systems.

Key Figures* In Euro million except for EPS	Third Qtr 2005	Third Qtr 2004	Second Qtr 2005

Consolidated Income Statement
Revenues	3,289	3,024	3,145
Operating profit	278	372	263
Income from operating activities	392	336	209
Net income (group share)	266	195	196
EPS Diluted (in Euro)	0.19	0.14	0.14
E/ADS** (In USD)	0.23	0.17	0.17
Number of shares (billion)	1.38	1.35	1.37
*2004 IFRS restated figures disclosed today may reflect non-material differences compared to prior publications. Definitive IFRS restated 2004 consolidated financial statements will be available at the time of the full year 2005 earnings release.
** E/ADS has been calculated using the US Federal Reserve Bank of New York noon euro/dollar buying rate of USD1.21 as of September 30, 2005.

Serge Tchuruk, Chairman and CEO, summarized the Board’s observations:
“Our growth strategy has paid off with strong advances in the third quarter in our carrier business which was up 13% year over year and 9% sequentially. We were particularly pleased to see our fixed communication revenues start increasing again, as anticipated, reversing a four year decline. Also satisfactory was the continuation of our strong performance in mobile communications where revenues grew by 22%, way above the market for the fifth consecutive quarter. At the same time, the revenues of the private communications business were down by 3% year over year as a weak satellite market offset gains in enterprise and transport.
In a very competitive market, our business strategy has been to continue gaining market positions in the mobile field, even if entry costs in new markets or new accounts are high, and also to continue expanding our portfolio into differentiating products and services, accepting front end development costs where leadership positions can be achieved. Consequently, and as anticipated, third quarter comparable fixed costs did not decrease year over year. Overall, operating margins averaged 10% in the carrier space and stayed at around 7% in private communications.
Our outlook remains favorable as our on-going strategy is increasingly proving to be in line with emerging trends in the market. Triple play services are now universally seen to be the key to carriers’ long term success: beyond the availability of our extensive portfolio of IP and optics based equipment, carriers throughout the world are showing a growing interest for our unique capability to integrate end to end solutions and guarantee the needed quality of service. Similarly, operating cost considerations are becoming the primary driver in wireless network architectures because of the fast growing competition in mature carrier markets and lower ARPU’s in the emerging world: our mobile NGN solution, which is ideally suited to cut network costs, supports further inroads of Alcatel into cellular markets worldwide.”
Outlook
“Short term in the fourth quarter we plan to pursue our growth strategy in a market which will remain very competitive. The strong seasonal sequential growth will be somewhat mitigated by the softness of the Chinese market. With a year to date growth already at 9% (at a constant Euro/$ exchange rate), we should see our full year revenues grow at the high end of the 5% — 8% range (at a constant Euro/USD exchange rate). In this market context, and with initial deployments of triple play and mobile NGN, to which we are committed in the fourth quarter at our major customers and which generate costs still disproportionate to booked sales, we now see our outlook for the full year operating margin at around 9%. Expanding operating profitability in the future will continue to remain a priority focus. Full year diluted EPS is expected to be around Euro 0.60, up 40% versus last year.”

Third Quarter Business Highlights

Segment Breakdown	Third Qtr	Third Qtr	Second Qtr
In Euro million	2005	2004	2005

Revenues
Fixed Communications	1,282	1,203	1,224
Mobile Communications	1,092	893	958
Private Communications	928	957	981
Other & Eliminations	(13)	(29)	(18)

Total	3,289	3,024	3,145

Operating Profit
Fixed Communications	121	184	120
Mobile Communications	116	119	115
Private Communications	64	92	59
Other & Eliminations	(23)	(23)	(31)

Total	278	372	263

Note: The following comments are based on year on year comparisons.
Fixed communications
Third quarter revenues increased by 6.6% to Euro 1,282 million compared with Euro 1,203 million in the same period last year. Access revenues were boosted by DSL volumes, which continued to be strong with 5.4 million lines delivered during the quarter (now reaching a total of more than 70 million cumulative lines), with good momentum in both North America and Europe, slightly offset by a soft Chinese market which has been impacted by shifting orders into 2006. The ISAM product family has been clearly established as a market leader in the high-end IP DSLAM market segment for triple play with the adoption by over 40 customers since its introduction in the second half of 2004. The IP division turned in a strong performance with the IP routing business largely outpacing the slight decline in MSWAN ATM based technology. The significant increase in the optics business continues to be driven both by two factors: the metro terrestrial need for increased capacity and interface upgrades coming from the preparation for triple play services and by the ongoing new projects coming on board in the submarine sector. These increases more than offset the stronger than average decline in traditional TDM switching which has resulted from some investment postponements, particularly in China, and some selectivity in our commercial approach to preserve margins. The good traction being registered in NGN products, in particular in Asia, should translate into revenues in the future.
Operating profit amounted to Euro 121 million, representing a 9.4% operating margin, primarily coming from a continued improvement in the access networks business and first-time profit generation in the IP routing business. Nevertheless, the TDM switching profits decreased, resulting from the drop in volume during the quarter.

Mobile communications
Third quarter revenue increased by 22.3% to Euro 1,092 million compared with Euro 893 million in the same period last year, with growth once again registered across all product lines. Strong increases in hybrid 2G/3G infrastructure were registered in Africa, the Middle East and Southeast Asia. Subscriber growth and increasing voice traffic continued to generate strong needs for capacity expansion in these markets. Good growth was registered in Alcatel’s 3G footprint, expanding coverage in Western Europe. NGN core revenues continued to ramp as the technology matures and as live traffic increases in North America. In addition the solution was successfully deployed in China during the quarter. A sustained growth was seen in applications, driven by video and music as well as converged pre and post paid payment chain solutions. The wireless transmission continued to register a good performance during the quarter.
Operating profit amounted to Euro 116 million, representing a 10.6% operating margin, and included a significant investment in NGN core technology to support future growth.
Private communications
Third quarter revenues decreased by 3.0% to Euro 928 million compared with Euro 957 million in the same period last year. In the enterprise business, good growth was registered in IP telephony with market share gains confirmed. In addition, the voice XML portal activity is taking off and registered a record quarter with new customers in North America and Germany. Strong growth was also recorded in the transport and energy markets, with sustained increases in rail security and control systems. The world’s first cross-border ETCS railway line delivered by Alcatel was opened linking Austria to Hungary. This momentum was more than offset by a low level of revenues in the Space activity which is the result of a low commercial order intake coming into the year and the delay of new institutional programs. The finalization of the two joint ventures with Finmeccanica occurred during the quarter, and the integration of Alcatel Alenia Space is proceeding as planned.
Operating profit amounted to Euro 64 million, representing a 6.9% operating margin. Profitability increased in the rail security and control systems business, offset by a low operating profit in the Space business.
Alcatel will host an audio web cast at 1:00 p.m. Paris time (12:00 p.m. London and 7:00 a.m. New York), which can be accessed at http://www.alcatel.com/3q2005/ or http://www.alcatel.fr/3q2005.

Third quarter 2005 results (historical results restated)
Consolidated Income Statement:
▶	Revenues: Euro 3,289 million vs. Euro 3,024 million Q3 04 (up 8.8%) and vs. Euro 3,145 million sequentially

▶	Geographical distribution of sales:

W. Europe:	40%
North America:	15%
Asia:	15%
RoW:	30%
▶	Gross margin: 34.6% (38.3% for Q3 04) and included a 0.3 point negative impact from bid hedging.

▶	Selling, general and administration (“SG&A”) costs: Euro (498) million (15.1% of sales)

▶	Research and development (“R&D”) expenses: Euro (362) million (11.0% of sales)

▶	Operating profit: Euro 278 million, an 8.5% operating margin

▶	Income from operating activities: Euro 392 million and included
○	Share-based payment at Euro (17) million

○	Restructuring at Euro 2 million

○	Disposal of consolidated activities Euro 129 million
▶	Net income from continuing operations: Euro 279 million and included:
○	Net financial income of Euro (70) million

○	Net income from equity affiliates at Euro 9 million

○	Income Tax at Euro (52) million
▶	Net Income (Group share): Euro 266 million

▶	Diluted EPS: Euro 0.19 [USD 0.23 per ADS] based on an average of 1.38 billion shares
BALANCE SHEET ITEMS:
▶	Operating working capital: Euro 1,243 million, 9.7% of last 12 months revenues

▶	Cash and equivalents and marketable securities: Euro 4,068 million, compared to Euro 5,221 million at the end of Q3 04

▶	Net Cash: Euro 441 million
Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to full year 2005 revenue, gross margin, operating profit and earnings per share (EPS) (ii) the benefits to Alcatel in 2005 from its improvements in product costs and restructuring efforts, (iii) improvements in margins from new technologies, and (iv) benefits that will result from strategic partnerships, acquisitions and divestitures. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to obtain product cost improvements and to implement cost cutting and restructuring programs and whether these efforts will achieve their expected benefits, including improvements in net income, among other benefits; the economic situation in general (including exchange rate fluctuations), and uncertainties in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on sales and income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion and 56,000 employees in 2004, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com
Alcatel Press Contacts

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Alcatel Investor Relations

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Upcoming Events / Announcements:

November 8, 2005	Shanghai, Investor Meeting
February 2, 2006	Q4 and Full Year 2005 results